Exhibit 99.1

RICHMONT MINES INC.

Notice of Annual and Special General Meeting of Shareholders

and

Management Information Circular

April 7, 2014

These security holder materials are sent to registered and non-registered owners of shares. If you are a non-registered owner of shares, and have received these documents from the securities issuer or its agent, your name, address and information concerning the securities you hold were obtained from the intermediary who holds these securities for your account in accordance with securities regulations.

By choosing to send these materials directly to you, the issuer (and not the intermediary who holds the securities for your account) assumes the responsibility of i) sending you these documents and ii) executing your voting instructions. Please return your voting instructions to the recipient indicated on the voting instruction form.

RICHMONT MINES INC.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special General Meeting of the Shareholders of Richmont Mines Inc. (the “Corporation”) will be held in the Salon Été, at the Omni Mont-Royal Hotel, located at 1050 Sherbrooke Street West, in Montreal, Quebec, on Thursday, May 8, 2014 at 9:00 a.m. (EST) for the purposes of:

1°	receiving the annual report and the consolidated financial statements of the Corporation for the financial year ended December 31, 2013 and the auditors’ report thereon;

2°	electing the directors of the Corporation;

3°	appointing the auditors of the Corporation and authorizing the Board of Directors to determine their remuneration;

4°	considering and, if deemed advisable, approving a resolution renewing the amended and restated shareholder rights plan for a three year period; and

5[o]	transacting such other business as may be properly brought before the meeting.

The enclosed Management Information Circular contains additional information on the matters that will be discussed at the meeting and forms an integral part of this notice.

Only registered shareholders at the close of business on March 27, 2014 will receive a Notice of the Annual and Special General Meeting of Shareholders and will be entitled to vote, in person or by proxy, at the meeting.

By order of the Board of Directors

/s/ Mélissa Tardif
Montreal, Quebec	Mélissa Tardif
April 7, 2014	Secretary

IMPORTANT

As the objective is to have the greatest possible number of shares represented and voted at the Annual and Special General Meeting, shareholders must vote their proxy by mail, fax, internet or telephone in order for it to be received by the deadline. Proxies must be received before 5:00 p.m. (EST) on May 6, 2014. Please refer to the enclosed Management Information Circular for additional details.

RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

1.	INFORMATION REGARDING THE VOTING OF RICHMONT MINES SHARES

Registered Richmont Mines Shareholders

Mail:	Computershare Investor Services Inc., Attention of Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1; or

Fax:	Computershare Investor Services Inc.: 416 263-9524 or toll free 1 866 249-7775; or

Online:	Visit www.investorvote.com and enter your 15 digit control number located at the bottom left hand corner of your proxy; or

Phone:	Call 1 866 732-VOTE (8683) and cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your proxy.

Canadian Non-Objecting Beneficial Richmont Mines Shareholders

Mail:	Computershare Investor Services Inc., Attention of Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1; or

Fax:	Computershare Investor Services Inc.: 416 263-9524 or toll free 1 866 249-7775; or

Online:	Visit www.investorvote.com and enter your 15 digit control number located at the bottom left hand corner of your proxy; or

Phone:	Call 1 866 734-VOTE (8683) and cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your proxy.

Canadian Non-Objecting Beneficial Richmont Mines Shareholders

Visit www.proxyvote.com or call 1 800 474-7493 and enter your 12 digit control number provided in the Voting Instruction Form.

U.S. Richmont Mines Shareholders

Visit www.proxyvote.com or call 1 800 454-8683 and enter your 12 digit control number provided in the Voting Instruction Form.

2.	SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation of proxies by the management of Richmont Mines Inc. (the “Corporation”) for use at the Corporation’s Annual and Special General Meeting of Shareholders (the “Meeting”), scheduled to be held on May 8, 2014 at 9:00 a.m. EST at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice”), or at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 27, 2014. All amounts stated herein are in Canadian Dollars.

The Corporation will bear the cost of soliciting proxies. Proxies may be solicited by mail, and the directors, officers or regular employees of the Corporation may solicit proxies personally, by telephone or by other electronic means of communication. None of these individuals will receive additional compensation for such efforts. The Corporation reserves the right to employ third parties to solicit proxies in like fashion for reasonable remuneration. The Corporation will reimburse banks, brokerage firms, and other custodians, intermediaries and trustees for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

3.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are directors of the Corporation. Each shareholder has the right to appoint a person (who needs not be a shareholder of the Corporation) other than the persons whose names appear as proxy in the proxy form, to represent him at the Meeting. For that purpose, the shareholder must strike out the names put forward by management in the accompanying proxy form, and clearly insert the name of the person chosen in the blank space provided.

To be valid, a proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the second business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A shareholder may revoke a proxy at any time prior to its use in any manner permitted by law, including by instrument in writing executed by the shareholder, or by his attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

4.	USE OF THE PROXIES

The persons named in the accompanying proxy form will ensure that the shares are voted in accordance with the instructions of the shareholders appointing them. In the absence of such instructions, proxies will be voted IN FAVOUR of the matters identified as items 2, 3, 4 and 5 of the attached notice of Meeting.

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or changes to all matters identified in the Notice or other matters which may be properly brought before the Meeting. Should any amendment, change, or other matter be properly brought before the Meeting, the persons named in the enclosed proxy form will vote on such matter in accordance with their best judgment.

5.	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, no proposed nominee for election to the Board of Directors and no associate or affiliate of any such person has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

6.	VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The directors of the Corporation have set the close of business on March 27, 2014, as the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting, and the date to vote thereat. All holders of at least one common share of the Corporation as of that date will have the right to vote at the Meeting.

Under the Corporation’s by-laws, the quorum at any shareholders meeting is two shareholders present in person who hold or represent by proxy not less than 10% of the shares issued by the Corporation and entitled to vote at the Meeting.

The election of the nominees for director positions, the appointment of the auditors and authorization to fix their remuneration and the renewal of the amended and restated shareholder rights plan will each be determined by the majority of the votes cast at the meeting by proxy or in person.

As of March 27, 2014, 39,596,103 common shares of the Corporation were issued and outstanding, each giving the right to one vote at the Meeting.

As of March 27, 2014, to the knowledge of the directors and executive officers of the Corporation, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of Directors and Executive Chairman of the Board of Directors, is the only shareholder, directly or indirectly, beneficially owning or controlling more than 10% of the outstanding common shares of the Corporation. Oxbridge, with its joint actors, beneficially owns or controls directly or indirectly 5,016,363 common shares representing approximately 12.67% of the outstanding common shares of the Corporation and 607,000 common share options.

7.	ELECTION OF DIRECTORS

Pursuant to its articles of incorporation, the business of the Corporation is managed by a Board of Directors composed of a minimum of three and a maximum of eleven directors. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination, or at the date of the election or nomination of his successor, unless he resigns or his office becomes vacant by reason of death or any other cause in accordance with the by-laws of the Corporation.

Information on the Nominees for Election as Director

The following table presents information regarding each member of the Board of Directors of the Corporation.

Name and office held with the Corporation	Residence	Principal occupation	Director Since	Number of shares over which beneficial ownership or control is exercised, directly or indirectly, as at March 27, 2014(1)	Number of options over which beneficial ownership or control is exercised, directly or indirectly, as at March 27, 2014
H. Greg Chamandy Director and Executive Chairman of the Board	Westmount, QC, Canada	Business Executive	May 14, 2009	5,016,363(2)	607,000
Paul Carmel(3) President and CEO	Westmount, QC, Canada	President and CEO of Richmont Mines Inc.	May 22, 2012	63,000	474,675
René Marion(3),(5),(7) Director and Chairman of Environmental, Health & Safety Committee	Toronto, ON, Canada	Mining Consultant	November 7, 2013	0	120,000
Elaine Ellingham(4),(5),(6) Director and Chairman of the Corporate Governance and Nominating Committee	Toronto, ON, Canada	Geologist, President, Ellingham Consulting Ltd.	February 4, 2010	0	250,000
Michael Pesner(4),(5),(7) Director and Chairman of the Audit Committee	Montreal, QC, Canada	CPA, CA, President, Hermitage Canada Finance Inc.	November 1st, 2010	0	246,000
James Gill(3),(4),(7) Director and Chairman of the Human Resources and Compensation Committee	Toronto, ON, Canada	Mining Consultant	December 10, 2013	0	160,000
Notes:
1)	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them.
2)

Of this number, 4,020,854 and 33,704 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3)	Member of the Environmental, Health and Safety Committee.
4)	Member of the Human Resources and Compensation Committee.
5)	Member of the Corporate Governance and Nominating Committee.
6)	Lead Director.
7)	Member of the Audit Committee.

The persons whose names are printed on the enclosed proxy form intend to vote at the Meeting FOR the election of the nominees, whose names are set forth above, to the Board of Directors, unless the shareholder signing the proxy has indicated his or her intention to abstain from voting with respect to the election of directors.

Management is not presently aware of any nominees unwilling to serve as a director if elected. However, in the event that any vacancies occur in the slate of nominees submitted herewith prior to the Meeting, the enclosed proxy form confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board of Directors of the Corporation, unless instructions have been given to abstain from voting with respect to the election of directors.

Majority Voting

The Board of Directors of the Corporation believes that each of its members should carry the confidence and support of the shareholders. To this end, the directors have unanimously adopted a majority voting policy. This policy require any nominee for election to the Board of Directors for which the number of shares withheld was greater than the number of shares voted in favor of the nominee to submit his or her resignation promptly after the meeting to the Corporate Governance and Nominating Committee, other than in the context of a contested meeting. A “contested meeting” is defined as a meeting at which the number of directors nominated for election is greater than the number of Board seats available as fixed by the Corporation before the meeting.

The majority voting provisions require that the board of directors accept or refuse (but only in exceptional circumstances) a tendered resignation within 90 days of the relevant meeting. The Corporate Governance Committee will make a recommendation to the Board of Directors after reviewing the matter and the Board’s decision to accept or reject the resignation will be publicly disclosed. The nominee will not participate in any committee or Board deliberations in considering the resignation. Promptly after the board’s decision, the Corporation will issue a news release communicating the directors’ decision and, if the directors refuse to accept the resignation, the news release will state the reasons. Future nominees for election to the Board of Directors will be asked to subscribe to this statement before their names are put forward.

8.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no nominee for election as director:

(a)	is, on the date of the Circular, or has been, within ten years prior to this date, a director, chief executive officer or chief financial officer of a Corporation (including the Corporation in respect of which the circular is being prepared) which was subject to a cease trade order or an order similar to a cease trade order, or an order that denies the Corporation access to any exemption under securities legislation, issued:

(i)	while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	after the nominee ceased to act in the capacity as a director, chief executive officer or chief financial officer and arising from an event that occurred while he or she acted in this capacity;

(b)	is, on the date of the Circular, or has been, within the last ten years prior to this date, a director or an executive officer of a Corporation (including the Corporation in respect of which the circular is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	within the last ten years before the date of the Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Michael Pesner was a director of Prestige Telecom Inc. and he resigned from the Board of Directors on May 25, 2011. Subsequently, in November 2011, Prestige Telecom Inc. filed a notice of intention to file a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On March 29, 2012, Prestige Telecom Inc. received a final order from the Quebec Superior Court ratifying the proposal which had been approved at the meeting of its creditors which took place on March 6, 2012.

No nominee for election as a director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material by a reasonable investor who has to decide whether it is appropriate to vote for a nominee for election as director.

9.	COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2013

During the financial year ended December 31, 2013, the six Named Executive Officers of the Corporation (as hereinafter defined) were paid an aggregate remuneration of $2,826,831.

The following information sets forth the remuneration paid for the financial year ended December 31, 2013 by the Corporation and its subsidiaries to the Corporation’s Executive Chairman, President and Chief Executive Officer, Executive Vice-President and Chief Operating Officer and Executive Vice-President and Chief Financial Officer and other executive officers (collectively, the “Named Executive Officers”) who have received in return for services rendered to the Corporation or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. In March 2012, the Corporation offered an employment agreement to Mr. Daniel Adam, the Vice-President, exploration, since he is considered to be key personnel. That agreement incorporates a retention payment provided certain conditions are met by the employee, most notably that the employee continues his employment with the Corporation until March 2017. That retention payment of $500,000 would be payable in 2017 either through the issuance of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the market value of the common shares at the time of payment.

Summary Compensation Table of the Named Executive Officers

Name and principal position	Fiscal year	Salary	Share- based awards	Option-based awards	Non-equity incentive plan compensation		All other compensation	Total compensation
		($)	($)	($)(1)	($)		($)(2)	($)
					Annual incentive plans (Bonus)	Long term incentive plans
H. Greg. Chamandy	2013	270,000	n/a	100,160	-	n/a	-	370,160
Director and Executive Chairman of the Board	2012	270,000		1,211,056	-		-	1,481,056
	2011	235,000		-	78,333		-	313,333
Paul Carmel(3)	2013	300,000	n/a	100,000	195,000	n/a	26,200	621,200
President and Chief Executive Officer	2012	182,000		1,000,000	184,000		18,250	1,384,250
	2011	-		-	-		-	-
Pierre Rougeau(4)	2013	240,000	n/a	28,000	78,000	n/a	23,916	369,916
Executive Vice-President and Chief Financial Officer	2012	20,000		183,490	-		460	203,950
	2011	-		-	-		-	-
Christian Pichette(5)	2013	300,000	n/a	53,000	112,500	n/a	502,115	967,615
Executive Vice-President and Chief Operating Officer	2012	280,000		53,000	120,000		25,500	478,500
	2011	265,000		70,000	100,000		20,185	455,185
Nicole Veilleux	2013	180,000	n/a	25,000	35,000	n/a	17,980	257,980
Financial Director	2012	165,000		25,000	36,000		16,840	242,840
	2011	160,000		20,500	50,450		14,790	245,740
Daniel Adam(6)	2013	181,700	n/a	25,000	20,000	n/a	13,260	239,960
Vice-President, Exploration	2012	-		-	-		-	-
	2011	-		-	-		-	-

Notes:

1)

The Corporation granted 115,200 options to Christian Pichette, 54,300 options to Nicole Veilleux and 54,300 options to Daniel Adam on December 12, 2013, 50,000 options to Paul Carmel and Greg Chamandy, and 50,000 options to Pierre Rougeau on November 12, 2013 and 100,000 options to Paul Carmel and Greg Chamandy on August 8, 2013.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model or is based on the value of the services rendered, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

		2013	2012	2011
	Risk-free rate:	1.5%	1.6%	1.6%
	Expected option life:	3.8 years	3.8 years	4.6 years
	Volatility:	56%	62%	61%
	Expected dividends yield:	0%	0%	0%

2)	The heading “All Other Compensation” includes:
a)

the amount that was paid to each of the senior management designed to be equivalent to the amount that would normally be paid in the form of a retirement savings plan. Please see the section entitled “Other Compensation” below.

	b)	the amount that was paid to each of the senior management for health and life insurance fees, car allowance, parking allowance, professional fees and other fees.
	c)	any amount that was paid as termination benefits for Christian Pichette.
d)

Please note that the amount of taxable benefit, associated with the exercising of options, is now presented in the section Options Exercised by Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2013.

3)	On May 22, 2012, Mr. Carmel was appointed President and Chief Executive Officer.
4)	On December 3, 2012, Mr. Rougeau was appointed Executive Vice-President and Chief Financial Officer.
5)

On May 10, 2012, Mr. Pichette, Vice-President, operations was appointed Executive Vice-President and Chief Operating Officer and he retired on December 15, 2013. The amount presented for 2013 represents the amounts earned between January 1, 2013 and December 15, 2013.

6)	On February 25, 2013, Mr. Adam was appointed Vice-President, Exploration. Before such date, he was employed by the Corporation as Exploration General Manager since February 13, 2012.

Compensation Discussion and Analysis of the Named Executive Officers for the Financial Year Ended December 31, 2013

The compensation package for directors and senior management of the Corporation has been designed to offer these individuals a competitive total compensation level based on the industry comparables, that is in accordance with market conditions and that will help the Corporation recruit and retain the best candidates. It has also been designed to align the Corporation’s corporate strategy, values and director interests with those of the shareholders.

The cost-effective development of our mining assets has always been at the heart of Richmont’s strategy since beginning commercial production in 1991, and remains central to the Corporation’s vision. Richmont is committed to generating positive cash flows and delivering organic growth, all the while continuing to identify and evaluate potential strategic partnership and acquisition possibilities to expand its pipeline of projects, grow its reserve base and increase its future production profile. The values of the Corporation are honesty, transparency, ethics and family.

The Human Resources and Compensation Committee endeavours to ensure that the Corporation’s compensation policies attract and retain highly qualified and experienced executive officers while compensating them according to their personal performance and the overall performance of the Corporation.

The Human Resources and Compensation Committee makes recommendations to the Board of Directors with regard to the following elements that form the compensation of each of the Named Executive Officers of the Corporation:

  base salary;

  annual cash bonus; and

  share options.

The Human Resources and Compensation Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge whether its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation’s compensation is reasonable. When making compensation decisions, the Human Resources and Compensation Committee may target at or near median levels of the comparator group when setting compensation levels.

The comparator group is gold mining specific and is comprised of companies that are similar to the Corporation in terms of scope and complexity and is what the Human Resources and Compensation Committee believes represents the market for executive talent.

The following table sets out the comparator group for the year ended December 31, 2013. The criteria for choosing the comparator group was as follows:

i)	Companies operating in the gold sector, based in Canada, and with operations primarily in Canada.

ii)	Companies of comparable complexity and size, as measured in terms of market capitalization.

iii)	Companies that are either in the exploration stage only or are also in production with a comparable number of producing properties.

Comparator Group
QMX Gold Corporation Wesdome Gold Mines Ltd Kerr Mines Inc. Hecla Mining	St-Andrew Goldfields Ltd. Métanor Ressources Inc. Claude Ressources Inc.

External Remuneration Consultant

During the fiscal year ended December 31, 2012, the Board of Directors used an independent consulting firm, Bedford Consulting Group to recruit the President and Chief Executive Officer. A study of the remuneration was provided by Bedford Consulting Group which was used to determine the remuneration of Named Executive Officers for the 2012 period. Taking into consideration that the mining industry is rapidly growing and experienced employees are in strong demand, the Board reviewed the remuneration packages of employees of mining companies that are comparable to the Corporation, in similar positions as Richmont’s Named Executive Officers. Based on their findings, they provided recommendations to the Human Resources and Compensation Committee regarding total remuneration for Named Executive Officers, which included details about base salary, bonus and share option levels. The Human Resources and Compensation Committee made certain recommendations to the Board of Directors which, in turn, reviewed and analyzed the performance of the Named Executive Officers in question, and subsequently determined their total remuneration, the details of which are outlined below.

The following table sets forth the fees paid to Bedford Consulting Group for their mandate regarding the recruitment of the President and Chief Executive Officer.

	2013	2012
	($)	($)
All other fees paid	n/a	98,460

No other fees were paid by the Corporation to Bedford Consulting Group.

The Human Resources and Compensation Committee pre-approved all Bedford Consulting Group, material executive compensation-related fees. The Board of Directors also approved those fees.

During the fiscal year ended December 31, 2013, the Human Resources and Compensation Committee used an independent consulting firm, PCI Perrault Consulting to determine the Board compensation including the long term incentives. Based on PCI Perrault findings, the Human Resources and Compensation Committee provided recommendations to the Board of Directors regarding the Board compensation including the long term incentives.

The following table sets forth the fees paid to PCI Perrault Consulting for their mandate regarding the determination of the Board compensation including the long term incentives.

	2013	2012
	($)	($)
All other fees paid	18,000	n/a

No other fees were paid by the Corporation to PCI Perrault Consulting.

The Human Resources and Compensation Committee pre-approved all PCI Perrault Consulting, material executive compensation-related fees. The Board of Directors also approved those fees.

Base salary

The base salaries of Named Executive Officers are reviewed every year by taking into consideration the competitive market information, the level of responsibility specific to the position, the experience, the complexity of work performed, the time commitment and performance of each of the Named Executive Officers as well as the overall financial performance of the Corporation. The base salary is compensation for the contributions of executives in their role of defining and executing the strategic objectives of the Corporation.

Share-based Awards

The Corporation does not grant any form of share-based awards to its officers.

Cash Bonuses

The opportunity to earn an annual cash bonus represents a short term incentive to the Named Executive Officers of the Corporation and aims to encourage the realization of performance objectives by each Named Executive Officers. For the fiscal year ended December 31, 2013, the Human Resources and Compensation Committee awarded annual cash bonuses to the Named Executive Officers as set out in the “Summary Compensation Table of the Named Executive Officers”.

In determining the annual cash bonus, the members of the Human Resources and Compensation Committee focused on the performance and productivity level of each individual Named Executive Officers.

The Executive Chairman did not receive a cash bonus for 2013.

The President and Chief Executive Officer’s bonus level was linked to objectives that had been predetermined by the Board of Directors. Quantitative and qualitative goals were set for the President and Chief Executive Officer that included production targets, health & safety targets, resource development targets, investor relations targets and corporate transaction targets. Following a recommendation by the Human Resources and Compensation Committee, the Board of Directors approved a bonus of 65% of base salary. The President and Chief Executive Officer was therefore awarded a bonus of $195,000.

The Executive Vice President and Chief Financial Officer’s bonus level was linked to objectives that had been pre-determined by the Board of Directors which included: 1) improving the annual budgeting process and presentation; 2) upgrading the corporate accounting and cost control practices; 3) establishing an Island Gold Deep development financing plan; and 4) expanding the investor relations program to include the United States and Europe. Following a recommendation by the Human Resources and Compensation Committee, the Board of Directors approved a bonus of 65% of target bonus (50% of his base salary). The Vice President and Chief Financial Officer was therefore awarded a bonus of $78,000.

The Executive Vice-President and Chief Operating Officer’s bonus was linked to objectives that had been pre-determined by the Board of Directors including: 1) ensuring that the Island Gold Deep project objectives were met on time and on budget; 2) ensuring that commercial production was achieved at the W-Zone and Monique projects; 3) improving the reconciliation between the budget and the results achieved across all operations; and 4) ensuring responsible and regulatory compliant environmental management and health & safety is achieved; Following a recommendation by the Human Resources and Compensation Committee, the Board of Directors approved a bonus of 37.5% of base salary.The Executive Vice-President and Chief Operating Officer was therefore awarded a bonus of $112,500.

The Vice-President, Exploration’s bonus was linked to objectives that had been pre-determined by the Board of Directors which are: 1) ensuring the effective implementation and monitoring drilling exploration campaigns (priority Island Gold Deep); 2) monitoring of mining exploration programs with a primary objective for reserve replacement and second defining resources/reserves in the long term; 3) ensuring to maintain high standards in health & safety and environment in each of our projects (sites); 4) ensuring the development of the exploration and project evaluation team to optimize their performance; and 5) prioritizing the evaluation of projects according to their relevance and impact in the context of the strategy of the Corporation. The Vice-President, Exploration completed most of these objectives at a satisfactory level and his bonus was established at $20,000.

The Financial Director’s bonus was linked to objectives that had been pre-determined by the Board of Directors including: 1) improve the process of preparing the annual budget; 2) establish financial reports to facilitate the control and monitoring of monthly costs for each operation and development projects; 3) establish a structure for better monitoring of project costs and approval; 4) further computerize the accounting process; and 5) develop communication skills. The Financial Director completed most of these objectives at a satisfactory level and her bonus was established at $35,000.

The Executive Chairman establishes performance goals for the CEO with the help of the Compensation Committee. Bonus objectives of other executive officers are determined mutually between the executives and their immediate superiors. At the end of the year, the same parties determine how effectively the objectives were met and a bonus percentage is ascribed. There is also a discretionary component for performance achieved in areas not covered by the pre-determined objectives but are deemed to be value-added for the Corporation.

Omnibus Long-Term Incentive Plan Compensation

The Corporation has in place the Omnibus Long-Term Incentive Plan. The Omnibus Long-Term Incentive Plan is intended to provide an incentive to directors, officers, senior executives and other employees of the Corporation, consultants and service providers providing ongoing services to the Corporation to continue their services for the Corporation and to encourage retention of such persons whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to its success. The number of options and shares to be granted is based on the relative contribution and involvement of the individual in question as well as taking into consideration previous option and share grants.

For the fiscal year 2013, the number of options to be granted to each member of senior management was calculated using the Black & Scholes model on the date that the options were granted.

Please note that all options granted under the Omnibus Long-Term Incentive Plan are limited to a term of 10 years from the date of grant by the Board of Directors, except in the event of termination of employment of an employee of the Corporation whose employment agreement provides for the modification of the expiry term. To determine the exercise price, the Board of Directors uses the average closing price of the common shares of the Corporation sold as part of the last board lot on the TSX and NYSE MKT on the trading day immediately preceding the date of issuance on which a Board lot of common shares was sold on these exchanges. However, the exercise price for these options cannot be below the market price of the common shares, as determined by the closing asked price of a Board lot on the TSX on the trading day immediately preceding the grant date.

Other remuneration

For the fiscal year 2013, the Vice-President, exploration and the Financial Director also received an amount equivalent to 5% of their base salaries, which was deposited into a retirement savings plan.

Similarly, the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the Executive Vice-President and Chief Operating Officer, received the equivalent of 5% of their base salaries in cash, a sum that the individuals may use at their discretion.

Options Grants to Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2013

Name and Principal Position	Securities Under Options	Total Options Granted in Financial Year(1)	Exercise Price	Market Value of Securities Underlying Options on the Date of Grant(2)	Expiration Date
	Granted (#)	(%)	($/Security)	($/Security)
H. Greg. Chamandy	100,000	6.10	1.62	1.62	Aug. 7, 2018
Director and Executive Chairman of the Board	50,000	3.05	1.29	1.29	Nov. 11, 2018
Paul Carmel	100,000	6.10	1.62	1.62	Aug. 7, 2018
President and Chief Executive Officer	50,000	3.05	1.29	1.29	Nov. 11, 2018
Pierre Rougeau	50,000	3.05	1.29	1.29	Nov. 11, 2018
Executive Vice-President and Chief Financial Officer
Christian Pichette(3)	115,200	7.03	1.08	1.08	Dec. 11, 2018
Executive Vice-President and Chief Operating Officer
Nicole Veilleux	54,300	3.31	1.08	1.08	Dec. 11, 2018
Financial Director
Daniel Adam(4)	54,300	3.31	1.08	1.08	Dec. 11, 2018
Vice-President, Exploration

Notes:
1)	In 2013, a total of 1,639,000 options were awarded.
2)	The market value corresponds to the closing price of the Corporation’s common shares on the TSX the day immediately prior to the date of grant.
3)	Mr. Pichette, Executive Vice-President and Chief Operating Officer, retired on December 15, 2013. His options will expire at the earliest of either the initial date, or two years after his retirement.
4)	On February 25, 2013, Mr. Adam was appointed Vice-President, Exploration.

Options Exercised by Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2013

Note: No options were exercised by Named Executive Officers during the most recently completed financial year ended December 31, 2013.

Outstanding Option-Based Awards to Named Executive Officers as at December 31, 2013

Name and Principal Position	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised in-the- Money Options(2)
	(#)	($/Security)		($)
H. Greg. Chamandy	75,000	4.12	May 13, 2014	-
Director and Executive Chairman of the Board	30,000	4.19	Feb. 3, 2014	-
	352,000	6.57	May 9, 2018	-
	100,000	1.62	Aug. 7, 2018	-
	50,000	1.29	Nov. 11, 2018	-
Paul Carmel	324,675	6.61	June 1, 2019	-
President and Chief Executive Officer	100,000	1.62	Aug. 7, 2018	-
	50,000	1.29	Nov. 11, 2018	-
Pierre Rougeau	100,000	3.61	Nov. 22, 2017	-
Executive Vice-President and Chief Financial Officer	50,000	1.29	Nov. 11, 2018	-
Nicole Veilleux	25,000	3.55	Dec. 10, 2014	-
Financial Director	16,000	5.09	Dec. 8, 2015	-
	3,500	12.03	Dec. 8, 2016	-
	15,800	3.05	Dec. 11, 2017	-
	54,300	1.08	Dec. 11, 2018	-
Daniel Adam(3)	15,000	5.22	Oct. 5, 2015	-
Vice-President, Exploration	4,200	12.03	Dec. 8, 2016	-
	15,800	3.05	Dec. 11, 2017	-
	54,300	1.08	Dec. 11, 2018	-

Notes:
1)	The exercise price of the options corresponds to the closing price of the Corporation’s shares on the TSX the day immediately prior to the day the options were granted.
2)	The value is based on the December 31, 2013 closing price of the Corporation’s shares on the TSX, which was $1.07.
3)	On February 25, 2013, Mr. Adam was appointed Vice-President, Exploration.

Share Option Plans Based Compensation

Description of the Share Option Plans

Other than the Omnibus Long-Term Incentive Plan, the Corporation had only one equity-based compensation plan previously in existence, a share option plan, for the benefit of the Corporation’s and its affiliate’s officers, directors, employees and service providers (the “Share Option Plan”). Following the approval and adoption of the Omnibus Long-Term Incentive Plan in May 2012, options are no longer granted under the Share Option Plan and all grants of awards are now made under the Omnibus Long-Term Incentive Plan.

As of December 31, 2013, options for the acquisition of a total of 934,850 common shares under the Share Option Plan were outstanding and with exercise prices ranging from $3.16 to $12.03 per share, representing approximately 2.4% of the common shares issued and outstanding on such date.

As at December 31, 2013, options to acquire a total of 2,505,100 common shares had been granted under the Omnibus Long-Term Incentive Plan and with exercise prices ranging from $1.08 to $6.98 per share, representing approximately 6.3% of the common shares issued and outstanding on such date, leaving a balance of 519,660 available options to be issued by the Board of Directors pursuant to the Omnibus Long-Term Incentive Plan, as indicated in the table below. As at March 27, 2013, a balance of 757,750 options was available to be issued.

Information regarding share option plans as at December 31, 2013

	Number of shares to be	Weighted-average	Number of shares
	issued upon exercise of	exercise price of	available for future
	outstanding options	outstanding options	grants under the plan
Share Option Plans	3,439,950	$3.81	519,660
(approved by the holders)
During the year 2013, one option holder exercised a total of 30,000 options.

Information regarding options outside the share option plans as at December 31, 2013

	Number of shares issued outside the	Weighted-average exercise price of
	share option plans	options
Outside the Share Option Plans	324,675	$6.61
(not approved by the holders)

The total number of common shares reserved and available for grant and issuance pursuant to Awards (as defined in the Omnibus Long-Term Incentive Plan) (including the common shares issuable upon exercise of the options granted under the Share Option Plan of the Corporation) shall not exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time. Options are no longer granted under the Share Option Plan and all grants of awards are now made under the Omnibus Long-Term Incentive Plan. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Long-Term Incentive Plan.

The Omnibus Long-Term Incentive Plan provides that the aggregate number of common shares of the Corporation (a) issued to insiders and associates of such insiders under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement within any one-year period and (b) issuable to insiders and associates of such insider at any time under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement, shall not in each case exceed ten percent (10%) of the issued and outstanding common shares of the Corporation.

Awards granted or awarded under the Omnibus Long-Term Incentive Plan may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased Participant. The Board of Directors may in its sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards under the Omnibus Long-Term Incentive Plan.

The Board of Directors will not provide financial assistance to Participants (as defined in the Omnibus Long-Term Incentive Plan) to assist them in exercising their Awards, provided, however, that the Board of Directors may, in its discretion, amend the Omnibus Long-Term Incentive Plan to authorize the administrator under the Omnibus Long-Term Incentive Plan to make arrangements to provide a form of financial assistance to the Participants.

The Omnibus Long-Term Incentive Plan is managed by the Board of Directors which establishes the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of the common shares on the TSX on the trading day immediately preceding the date of grant.

The options granted under the Omnibus Long-Term Incentive Plan are vested or become subject to exercise according to the terms established by the Board of Directors at the time of grant. If the expiry date falls during a blackout period (during any period when the Corporation’s policies do not permit an option holder to exercise an option) or within ten business days following the last day of the blackout period, then the expiry date will be the last day of this ten business day period. Following the termination without cause of an option holder, the options that remain unexercised must be exercised within 60 days in the case of the termination without cause or resignation, 1 year in the case of death, 3 years in the case of disability or injury and 3 years in the case of early retirement. The Board of Directors has the discretionary power to modify these terms and periods, provided that options cannot expire later than 10 years from the date on which they were granted.

If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Common Shares shall be reclassified, reorganised or otherwise changed, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of such Award, in accordance with the terms thereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefore, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board of Directors shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants' economic rights in respect of their Awards in connection with such distribution, transaction or change.

The Board of Directors may amend the Omnibus Long-Term Incentive Plan (the “Plan”) or any Award from time to time without the consent of the Participants provided that such amendment shall:

  not adversely alter or impair any Award previously granted;

  be subject to any regulatory approvals including, where required, the approval of the TSX; and

  be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

a)	amendments of a "housekeeping" nature;

b)	a change to the vesting provisions of any Award;

c)	the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Plan (as defined in the Omnibus Long-Term Incentive Plan) reserve;

d)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted; and

e)	the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

The Board of Directors shall be required to obtain shareholder approval to make the following amendments:

  any change to the maximum number of Shares issuable from treasury under the Plan;

  any amendment which reduces the exercise price of any Award, as applicable, after such an Award has been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price;

  any amendment which extends the expiry date of any Award, or the Restriction Period (as defined in the Omnibus Long-Term Incentive Plan) of any Restricted Share Units (RSU) beyond the original expiry date, except in case of an extension due to a Black-Out Period (as defined in the Omnibus Long- Term Incentive Plan);

  any amendment which would permit a change to the Eligible Participants (as defined in the Omnibus Long-Term Incentive Plan), including a change which would have the potential of broadening or increasing participation by Insiders;

  any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant;

  any amendment which increases the maximum number of Shares that may be issued to (i) Insiders (as defined in the Omnibus Long-Term Incentive Plan) and Associates (as defined in the Omnibus Long- Term Incentive Plan) of such Insiders; or (ii) any one Insider and Associates of such Insider under the Plan and any other proposed or established Share Compensation Arrangement (as defined in the Omnibus Long-Term Incentive Plan) in a one-year period;

  any amendment to the amendment provisions of the Plan, provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Notwithstanding anything contained to the contrary in the Plan, in a Grant Agreement (as defined in the Omnibus Long-Term Incentive Plan) contemplated herein, but subject to any specific provisions contained in any Employment Agreements (as defined in the Omnibus Long-Term Incentive Plan), in the event of a Change in Control under the Omnibus Long-Term Incentive Plan, a reorganization of the Corporation, an amalgamation of the Corporation, an arrangement involving the Corporation, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the Shares or the sale or disposition of all or substantially all of the properties and assets of the Corporation, the Board of Directors may make such provision for the protection of the rights of the Participants as the Board of Directors in its discretion considers appropriate in the circumstances, including, without limitation, changing the Performance Criteria and/or other vesting conditions for the Awards and/or the date on which any Award expires or the Restriction Period, the Performance Period, the Performance Criteria and/or other vesting conditions for the Awards.

The Board of Directors may, by resolution, advance the date on which any Award may be exercised or payable or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any Award, in the manner to be set forth in such resolution provided that the period during which an Option (as defined in the Omnibus Long-Term Incentive Plan) or a Share Appreciation Rights (SAR) is exercisable or RSU is outstanding does not exceed ten (10) years from the date such Option or SAR is granted in the case of Options and SARs and three (3) years after the calendar year in which the award is granted in the case of RSUs. The Board of Directors shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Option or SAR may be exercised or RSU may be outstanding by any other Participant.

The Human Resources and Compensation Committee may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Human Resources and Compensation Committee.

The Board of Directors may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

The table below describes the share options exercised during the financial year ended December 31, 2013 by Named Executive Officers and the aggregate value realized on unexercised options at Year-End.

Aggregated Option Exercises by Named Executive Officers during the Financial Year Ended on December 31, 2013 and Financial Year-End Option Values

Name and principal position	Shares Acquired on Exercise	Aggregate Value Realized(1)	Unexercised Options at Year-End (#) Exercisable/	Value of Unexercised in- the-Money Options at Year- End(2) ($) Exercisable/
	(#)	($)	Unexercisable	Unexercisable
H. Greg. Chamandy
Director and Executive Chairman of the Board	-	-	225,400 / 381,600	Nil/ Nil
Paul Carmel
President and Chief Executive Officer	-	-	114,935 / 359,740	Nil/ Nil
Pierre Rougeau
Executive Vice-President and Chief Financial Officer	-	-	65,000 / 85,000	Nil/ Nil
Christian Pichette(3)
Executive Vice-President and Chief Operating Officer	-	-	n/a	Nil/ Nil
Nicole Veilleux	-	-
Financial Director			57,080 / 57,520	Nil/ Nil
Daniel Adam(4)
Vice-President, Exploration	-	-	31,700 / 57,600	Nil/ Nil

Notes:
1)	The aggregate dollar value realized is equal to the indicated number in the column entitled “Shares acquired on Exercise” times the difference between the low price of the common shares of the Corporation on the TSX on the day that the Named Executive Officer exercised his or her options and the exercise price of the options.
2)	The value is based on the closing price of the common shares of the Corporation on the TSX on December 31, 2013, which was $1.07.
3)	Mr. Pichette, Executive Vice-President and Chief Operating Officer, retired on December 15, 2013.
4)	On February 25, 2013, Mr. Adam was appointed Vice-President, Exploration.

Incentive Plan Awards to Named Executive Officers – Value Earned During
the Financial Year Ended on December 31, 2013

	Option-based Awards –	Share-based Awards –	Non-equity Incentive Plan
Name and principal	Value on Vesting During	Value on Vesting During	Compensation –Value
position	the Year(1)	the Year	Earned During the Year
	($)	($)	($)
H. Greg. Chamandy
Director and Executive Chairman of the Board	1,000	n/a	n/a

Paul Carmel
President and Chief Executive Officer	1,000	n/a	n/a

Pierre Rougeau
Executive Vice-Presidentand Chief Financial Officer	-	n/a	n/a

Nicole Veilleux	-	n/a	n/a
Financial Director
Daniel Adam(2)
Vice-President, Exploration	-	n/a	n/a

Notes:
1)	The value earned during the year is determined according to the closing price of the common shares of the Corporation on the TSX on the day the options became exercisable, minus the amount to be paid by the Named Executive Officer for exercising his or her options.
2)	On February 25, 2013, Mr. Adam was appointed Vice-President, Exploration.

Others

Insurance

The Corporation carries directors’ and officers’ liability insurance for a maximum amount of $20,000,000, for which the Corporation pays an annual premium of $156,169.

Indebtedness

No director or nominee to the Board of Directors or executive officer or employee of the Corporation is currently indebted to the Corporation or was indebted to the Corporation or one of its subsidiaries during the year ended December 31, 2013.

Termination and Change of Control Benefits

Employment Contracts

The Corporation has entered into employment contracts with the Named Executive Officers: Paul Carmel, as President and Chief Executive Officer, Pierre Rougeau, as Executive Vice-President and Chief Financial Officer, Nicole Veilleux, as Financial Director and Daniel Adam, as Vice-President, Exploration. Christian Pichette, Executive Vice-President and Chief Operation Officer retired on December 15, 2013 after his contract ended. The total compensation that was paid to Mr. Christian Pichette after his retirement was $476,139.

The contract of Nicole Veilleux provides that, in the event of termination initiated by the Corporation without cause or initiated by a Named Executive Officer for good reason, or if the contract is not renewed, the Financial Director, Mrs. Veilleux will be entitled to one month of total compensation by year of service, whether such year of service is completed or not. For the purposes of calculating the severance payment, the Named Executive Officer’s total compensation will be based on the annual average of the two (2) complete fiscal years immediately preceding the date of termination. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the Named Executive Officer, all the options held by the Named Executive Officer will become vested on the termination date. Also, the options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation and that this date falls during the renewal term of the contract of employment of the Named Executive Officer is $333,955 for the Financial Director. That amount includes the options annual average value attributed during the last two years.

The contracts of Paul Carmel and Pierre Rougeau provide that, if the termination occurs at any time, by the Corporation, without cause, Mr. Carmel and Mr. Rougeau will be entitled to the basic payments (accrued base salary, accrued expenses and vacation), to an indemnity in lieu of notice representing two (2) times the base salary at the time of the termination of the agreement (one (1) time in the case of Mr. Rougeau), the entitlement under the annual bonus plan, the whole minus applicable deductions and the same level of group insurance benefits he was receiving or entitled to receive for two (2) years (one (1) year in the case of Mr. Rougeau) following the date of termination. All un-vested options held by the executive on the date of termination will automatically vest on this day.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $908,776 for the President and CEO and $366,427 for the Executive Vice-President and Chief Financial Officer.

The contract of Daniel Adam provide that, in the event of termination initiated by the Corporation with cause, the Vice-President, Exploration, Mr. Adam will not receive any compensation including his retention payment. Following the resignation of Mr. Adam, he will receive his salary during the notice of 60 days but nothing for his retention payment. In the event of termination initiated by the Corporation without cause, the compensation (including the salary and the annual bonus) will be determined by the Human Resources and Compensation Committee at their discretion and following the law. His retention payment will be given to him prorated to the number of months he worked. If Mr. Adam becomes invalid, or dies before the termination date of his contract, he or his succession will receive the retention payment prorated to the number of months he worked. All his options exercisable or that will become exercisable before the expiry term of 60 days will become vested.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $183,333 for the Vice-President, Exploration.

Change of Control Agreements

The Corporation has also entered into an agreement with the Executive Chairman of the Board and with each of the Named Executive Officers in case of a change of control.

For the Named Executive Officers:

In the event that, during a three-year period after the date of a “change of control”, the employment contract of Nicole Veilleux was to be terminated by her resignation for valid cause or by the severing by the Corporation of the employment relationship binding her to the Corporation for cause other than serious cause or his permanent incapacity, then the Corporation shall pay her, in addition to the payment of any amount owed to her as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice her total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, insurance, based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, all the options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the Named Executive Officer, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Corporation if it occurs before the occurrence of a change of control.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $500,932 for the Financial Director. That amount includes the options annual average value attributed during the last two years.

In the event that following termination of employment, amounts are payable to a Named Executive Officer pursuant to an employment contract and a change of control agreement, the Corporation would only have to pay the greater of the two amounts for the Financial Director.

The contracts of Paul Carmel and Pierre Rougeau provide that, after a change of control, if the contract is terminated within six (6) months following the change in control, Mr. Carmel and Mr. Rougeau will be entitled to the basic payments (accrued base salary, accrued expenses and vacation), to an indemnity in lieu of notice representing three (3) times the base salary at the time of the termination of the agreement (two (2) times in the case of Mr. Rougeau), the entitlement under the annual bonus plan, the whole minus applicable deductions and the same level of group insurance benefits he was receiving or entitled to receive for three (3) years (one (1) year in Mr. Rougeau’s case) following the date of termination. All un-vested options held by the executive on the date of termination will automatically vest on this day.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $1,213,164 for the President and Chief Executive Officer and $606,427 for the Executive Vice-President and Chief Financial Officer.

The contract of Daniel Adam provides that, after a change of control, if the contract is terminated within twelve (12) months following the change in control, Mr. Adam will be entitled to the entire payment of his retention payment. All un-vested options held by the executive on the date of termination will automatically vest on this day. If the contract is terminated after the period of twelve (12) months, following a change of control, Mr. Adam will be entitled to receive his retention payment prorated to the number of months he worked.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $283,333 for the Vice-President, Exploration.

For the Executive Chairman of the Board (the “Executive”):

a)	In case of a change of control:

In the event that the Executive’s appointment as Chairman of the Board is terminated by the Corporation (including, without limitation, if the Executive does not stand for election or is not elected a director of the Corporation) or the Executive resigns from his position as Executive Chairman of the Board, either (1) at the time of, or within 12 months following, the occurrence of a transaction or event constituting a Change of Control, or (2) within 6 months prior to the occurrence of a transaction or event constituting a Change of Control, in each case (if applicable) whether or not the Executive remains non-executive Chairman of the Board or a director of the Corporation, the Executive will be entitled to the payments and benefits set out hereafter: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination; (c) a severance payment equal to one (1) time the Executive’s annual base salary; (d) his accrued expenses up to and including the date of termination.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $270,000 for the Executive Chairman of the Board.

b)	In case of a termination other than under a change of control:

In the event of the termination of the Executive’s appointment as Executive Chairman other than under a change of control, either by the Corporation or by the Executive’s resignation from his position as the Executive Chairman of the Board, (in each case, if applicable, whether or not the Executive remains non-executive Chairman of the Board or a director of the Corporation), the Executive will be entitled to receive the following compensation: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination; (c) his accrued expenses up to and including the date of termination.

There would not be any amounts owed to the Executive Chairman of the Board following a termination on the last business day of the most recent financial year of the Corporation.

In all of the cases noted above, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3% of the outstanding voting securities of the Corporation, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Corporation or a contested election, or any combination of these transactions, the persons who are directors of the Corporation immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board, or on the Board of Directors of any parent Corporation or successor of the Corporation, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

Director Compensation (other than the Executive Chairman of the Board) for the financial year ended on December 31, 2013

During a meeting held in December 2012, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2013.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board) would be paid a sum of $35,000 in annual compensation for the 2013 year, that an additional sum of $12,000 per year would be paid to each Chair of a sub-committee of the Board of Directors, and that members of committees would be paid $4,000 per year per committee they are on.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board) is based on the Human Resources and Compensation Committee’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont.

Executive Chairman of the Board compensation for the financial year ended on December 31, 2013

On December 10, 2013, the Human Resources and Compensation Committee recommended to the Board of Directors and the Board of Directors ratified, that the Executive Chairman’s compensation of $270,000 should remain for the 2014 fiscal year.

On an aggregate basis, the Corporation’s Board members therefore received total compensation of $1,041,960 during the 2013 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Chief Executive Officer, who is also a director of the Board. For more details about the Chief Executive Officer’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2013”.

Director Compensation Table for the financial year ended on December 31, 2013

					Non-Equity
			Share-	Option-	Incentive Plan
	Fiscal	Fees	based	based	Compensation	Pension	All other
Name	Year	Earned	Awards	Awards(1)	(bonus)	Value	Compensation(2)	Total
		($)	($)	($)	($)		($)	($)
H. Greg Chamandy	2013	270,000		100,160	-			370,160
Executive Chairman of the Board	2012	270,000	n/a	1,211,056	-	n/a	n/a	1,481,056
	2011	235,000		-	78,333			313,333
Réjean Houle(6)	2013	35,835		57,752				93,587
Director	2012	20,000	n/a	144,000	n/a	n/a	n/a	164,000
	2011	20,000		-				20,000
Sam Minzberg(7)	2013	39,250		-				39,250
Director	2012	32,000	n/a	144,000	n/a	n/a	n/a	176,000
	2011	32,000		-				32,000
Elaine Ellingham	2013	52,000		80,128				132,128
Director	2012	38,550	n/a	144,000	n/a	n/a	n/a	182,550
	2011	32,000		-				32,000
Michael Pesner	2013	55,000		80,128				135,128
Director	2012	32,000	n/a	144,000	n/a	n/a	n/a	176,000
	2011	32,000		-				32,000
Eberhard Scherkus(3)	2013	42,500		57,752				100,252
Director	2012	21,000	n/a	568,968	n/a	n/a	n/a	589,968
	2011	-		-				-
René Marion(4)	2013	8,500		67,128				75,628
Director	2012	-	n/a	-	n/a	n/a	n/a	-
	2011	-		-				-
James Gill(5)	2013	4,583		73,744				78,327
Director	2012	-	n/a	-	n/a	n/a	n/a	-
	2011	-		-				-

Notes:

1)

The Corporation granted 100,000 options to the Executive Chairman of the Board and 80,000 options to four other Directors in place on August 8, 2013. On November 12, 2013, the Executive Chairman of the Board received 50,000 options, two Directors in place received 40,000 options each and a new Director received 120,000 options. On December 12, 2013 the Corporation granted 160,000 options to a new Director.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2013	2012	2011
Risk-free rate:	1.5%	1.6%	1.6%
Expected option life:	3.8 years	3.8 years	4.6 years
Volatility:	56%	62%	61%
Expected dividends yield:	0%	0%	0%

2)

Please note that the amount of taxable benefit, associated with the exercising of options are now presented in the section Options Exercised by Named Executive Directors during the Most Recently Completed Financial Year Ended December 31, 2013.

3)	Mr. Scherkus commenced his position on April 10, 2012. The amount presented for 2013 represents the amounts earned between January 1st, 2013 and October 1st, 2013. He resigned on October 1, 2013.
4)	Mr. Marion commenced his position on November 6, 2013. The amount presented for 2013 represents the amounts earned between November 6, 2013 and December 31, 2013.
5)	Mr. Gill commenced his position on December 6, 2013. The amount presented for 2013 represents the amounts earned between December 6, 2013 and December 31, 2013.
6)	Mr. Houle resigned on October 21, 2013. The amount presented for 2013 represents the amounts earned between January 1, 2013 and October 21, 2013.
7)	Mr. Minzberg resigned on August 1, 2013. The amount presented for 2013 represents the amounts earned between January 1, 2013 and August 1, 2013.

Options Grants to Directors during the Most Recently Completed Financial Year Ended December 31, 2013

		Total Options		Market Value of
	Securities	Granted in		Securities Underlying
	Under Options	Financial		Options on the Date of	Expiration
Name	Granted	Year(1)	Exercise Price	Grant(2)	Date
	(#)	(%)	($/Security)	($/Security)

H. Greg Chamandy	100,000	6.10	1.62	1.62	Aug. 7, 2018
Director and Executive Chairman of the Board	50,000	3.05	1.29	1.29	Nov. 11, 2018
Réjean Houle(3)	80,000	4.88	1.62	1.62	Aug. 7, 2018
Director
Elaine Ellingham	80,000	4.88	1.62	1.62	Aug. 7, 2018
Director	40,000	2.44	1.29	1.29	Nov. 11, 2018
Michael Pesner	80,000	4.88	1.62	1.62	Aug. 7, 2018
Director	40,000	2.44	1.29	1.29	Nov. 11, 2018
Eberhard Scherkus(4)	80,000	4.88	1.62	1.62	Aug. 7, 2018
Director
René Marion(5)	120,000	7.32	1.29	1.29	Nov. 11, 2018
Director
James Gill(6)	160,000	9.76	1.08	1.08	Dec. 11, 2018
Director

Notes:

1)	In 2013, a total of 1,639,000 options were granted.
2)	The market value corresponds to the closing price of the Corporation’s common shares on the TSX the day before the shares were granted.
3)	Mr. Houle resigned on October 21, 2013.
4)	Mr. Scherkus resigned on October 1, 2013.
5)	Mr. Marion commenced his position on November 6, 2013.
6)	Mr. Gill commenced his position on December 6, 2013.

Options Exercised by Directors during the Most Recently Completed Financial Year Ended December 31, 2013

Note:	No options were exercised by Directors during the most recently completed financial year ended December 31, 2013.

Outstanding Option-based Awards to Directors as at December 31, 2013

Options-based Awards
	Number of Securities			Value of
	Underlying	Option Exercise	Option Expiration	Unexercised in-the-
Name	Unexercised Options	Price(1)	Date	Money Options(2)
	(#)	($/Security)		($)
H. Greg Chamandy	75,000	4.12	May 13, 2014	-
Director and Executive Chairman of the Board	30,000	4.19	Feb. 3, 2015	-
	352,000	6.57	May 9, 2018	-
	100,000	1.62	Aug. 7, 2018	-
	50,000	1.29	Nov. 11, 2018	-
Elaine Ellingham	50,000	4.19	Feb. 3, 2015	-
Director	30,000	4.19	Feb. 3, 2015	-
	50,000	11.51	Jan. 9, 2015	-
	80,000	1.62	Aug. 7, 2018	-
	40,000	1.29	Nov. 11, 2018	-
Michael Pesner	50,000	5.31	Nov. 8, 2015	-
Director	26,000	5.31	Nov. 8, 2015	-
	50,000	11.51	Jan. 9, 2015	-
	80,000	1.62	Aug. 7, 2018	-
	40,000	1.29	Nov. 11, 2018	-
René Marion(3)	120,000	1.29	Nov. 11, 2018	-
Director
James Gill(4)	160,000	1.08	Dec. 11. 2018	-
Director

Notes:

1)	The option exercise price corresponds to the closing price of the common shares of the Corporation on the TSX the day prior to the date of grant.
2)	Value based on the closing price of the Corporation’s common shares on the TSX on December 31, 2013 which was $1.07.
3)	Mr. Marion commenced his position on November 6, 2013.
4)	Mr. Gill commenced his position on December 6, 2013.

Aggregated Option Exercises by Directors during the Financial Year Ended on December 31, 2013 and Financial Year-End Option Values

Value of Unexercised in-
			Unexercised Options	the-Money Options at
			at Year-End	Year-End(2)
	Shares Acquired	Aggregate Value	(#)	($)
Name	During the Year	Realized(1)	Exercisable/	Exercisable/
	(#)	($)	Unexercisable	Unexercisable
H. Greg Chamandy
Director and Executive Chairman of the Board	n/a	n/a	225,400 / 381,600	- / -
Réjean Houle(3)
Director	n/a	n/a	n/a	n/a
Sam Minzberg(5)
Director	n/a	n/a	n/a	n/a
Elaine Ellingham
Director	n/a	n/a	110,000 / 140,000	- / -
Michael Pesner
Director	n/a	n/a	106,000 / 140,000	- / -
Eberhard Scherkus(4)
Director	n/a	n/a	n/a	n/a
René Marion(6)
Director	n/a	n/a	40,000 / 80,000	- / -
James Gill(7)
Director	n/a	n/a	40,000 / 120,000	- / -

Notes:

1)

The aggregate realized value is equal to the product of the number indicated in the “Shares Acquired on Exercise” column and the difference between the value of the low price of the Corporation’s shares on the TSX the day that the director exercised his or her options, and the option price.

2)	The value is based on the closing price of the Corporation’s common shares on the TSX on December 31, 2013, which was $1.07.
3)	Mr. Houle resigned on October 21, 2013. His options will expire on January 6, 2014.
4)	Mr. Scherkus resigned on October 1, 2013. His options will expire on January 6, 2014.
5)	Mr. Minzberg resigned on August 1, 2013. His options were expired 60 days after his resignation.
6)	Mr. Marion commenced his position on November 6, 2013.
7)	Mr. Gill commenced his position on December 6, 2013.

Incentive Plan Awards to Directors – Value Earned during the Financial Year Ended on December 31, 2013

	Option-based Awards –	Share-based Awards –	Non-equity Incentive Plan
	Value on Vesting During	Value on Vesting During	Compensation – Value
Name	the Year(1)	the Year	Earned During the Year
	($)	($)	($)
H. Greg Chamandy,
Director and Executive Chairman of the Board	1,000	n/a	n/a
Elaine Ellingham
Director	800	n/a	n/a
Michael Pesner
Director	800	n/a	n/a
René Marion(2)
Director	-	n/a	n/a
James Gill(3)
Director	-	n/a	n/a

Note:

1)

The value earned during the year is determined according to the closing price on the TSX at the day the options became exercisable, minus the amount to be paid by the director for exercising his options.

2)	Mr. Marion commenced his position on November 6, 2013.
3)	Mr. Gill commenced his position on December 6, 2013.

Composition of the Human Resources and Compensation Committee

For the first part of fiscal year 2013, the Human Resources and Compensation Committee of the Corporation was composed of Mr. Sam Minzberg, Mr. Michael Pesner and Mr. Réjean Houle. The Human Resources and Compensation Committee is now composed of Mr. James Gill, Mr. Michael Pesner and Mrs. Elaine Ellingham. The compensation of the Executive Chairman of the Board, the President and Chief Executive Officer and the other executive officers is determined by the Board of Directors following recommendations by the Human Resources and Compensation Committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Executive Chairman of the Board and the President and Chief Executive Officer abstain from the discussion and the ensuing decision concerning their total compensation arrangements.

Compensation Risk

The Human Resources and Compensation Committee considers implications of the risks associated with the Corporation’s compensation policies and practices as part of its oversight and stewardship of the affairs of the Corporation.

Short-Selling Policy

The Corporation currently has a policy in place whereby the Named Executive Officers and the Directors of the Corporation are prohibited from short-selling any security of the Corporation or any security of an affiliate of the Corporation.

10.	PERFORMANCE GRAPH

The following graph compares the total cumulative return of $100 invested in the Corporation’s common shares on December 31, 2008 with the cumulative total return for each of the S&P/TSX Composite Index of the Toronto Stock Exchange (the “TSX”) and the S&P/TSX Global Gold Index over the five-year period ended December 31, 2013 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in common shares of the Corporation, made on December 31, 2008, would be worth in each of the five years following the initial investment.

FIVE YEAR COMPARISON OF THE CUMULATIVE TOTAL RETURN OF
RICHMONT MINES INC., S&P/TSX COMPOSITE INDEX AND THE S&P/TSX GLOBAL GOLD INDEX

	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013
Richmont Mines inc.	$100.00	$188.46	$245.67	$525.95	$143.75	$51.44
S&P / TSX Composite Index	$100.00	$130.69	$149.57	$133.01	$138.33	$151.55
S&P/TSX Global Gold Index	$100.00	$106.91	$134.64	$115.36	$97.00	$50.08

The trend in overall compensation paid to the Named Executive Officers over the past five years has generally not tracked the performance of the market price of the common shares, nor has it tracked the S&P/TSX Composite index and the S&P/TSX Global Gold Index during such period. The Corporation has not included market price targets of the common shares as a component of the executive compensation program. Compensation levels in each year are within the range determined by the Human Resources and Compensation Committee, as appropriate, following and considering the relevant competitive market information.

11.	APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton LLP (“RCGT”) has been the Corporation’s auditor since May 18, 2007. For more details regarding the professional fees paid to RCGT, please refer to the section VIII “Audit Committee” included in the Corporation’s Annual Information Form filed on SEDAR.

Unless authority to vote in respect thereof is withheld, the persons whose name is printed on the proxy form will vote FOR the appointment of RCGT as auditors of the Corporation, and FOR authorizing the Audit Committee of the Board of Directors to fix their remuneration.

12.	AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

Introduction

On March 28, 2011, the Corporation amended and restated the existing shareholder rights plan which was set to terminate in accordance with its terms in 2012 (the “Amended and Restated Rights Plan”). The Amended and Restated Rights Plan was confirmed by the shareholders of the Corporation at the annual and special meeting of shareholders on May 13, 2011. Shareholders will be asked to consider and, if deemed advisable, to adopt a resolution (the “Rights Plan Resolution”) approving the renewal of the Amended and Restated Rights Plan and all rights issued pursuant to the Amended and Restated Rights Plan (the “Rights”). The Amended and Restated Rights Plan will be renewed until the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017, should the resolution approving the Amended and Restated Rights Plan, (the “Rights Plan Resolution”), be approved by a majority of the votes cast at the Meeting.

Background

A shareholder rights plan was adopted by the Corporation’s shareholders in 2002 and, in accordance with the terms set out at that time, the plan required ratification at the Corporation’s annual meetings in 2005, 2008 and 2011, and would expire in April 2012. In lieu of shareholders ratifying the plan in 2011 for one year only (the plan expires in 2012), the Board of Directors thought it was appropriate to bring the shareholder rights plan up to date. Consequently a new shareholder rights plan, which will expire in 2021, was approved by the shareholders at the Corporation’s annual and special meeting on May 13, 2011.

The primary objective of a rights plan is (a) to prevent creeping acquisition of control or an acquisition of control through a partial bid; (b) to provide adequate time to the Board of Directors and shareholders to properly consider and evaluate any unsolicited takeover bid without undue pressure; (c) to provide the Board of Directors and shareholders adequate time to value all of the assets of the Corporation and for the Corporation to undertake a value recognition program if necessary to demonstrate the value of one or more assets; (d) to provide the Board of Directors of the Corporation adequate time to explore and develop alternatives for maximizing shareholder value if an unsolicited takeover bid is made for the Corporation and to possibly allow competing bids to emerge; and (e) to provide every shareholder of the Corporation an equal opportunity to participate in such a bid and to ensure the equal treatment of all shareholders of the Corporation under such bid. The Amended and Restated Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Amended and Restated Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. The Amended and Restated Rights Plan is not intended to prevent takeover bids that treat shareholders of the Corporation fairly and has not been adopted in response to any proposal to acquire control of the Corporation. On the effective Date, one Right (as defined in the Amended and Restated Rights Plan) was issued and attached to each common share of the Corporation then outstanding, and one Right will be issued and attached to each common share of the Corporation subsequently issued.

In choosing to implement a rights plan, the Board of Directors of the Corporation considered the legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or Corporation acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation, but does not include an offer to acquire if the offer to acquire is a step in an amalgamation, merger, reorganization or arrangement that requires approval in a vote of security holders.

The Corporation has reviewed the Amended and Restated Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plan. The Corporation believes that the Amended and Restated Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines. The Amended and Restated Rights Plan contains substantially the same terms and conditions as the 2008 Rights Plan and has been updated to meet current best Canadian corporate practices.

The existing legislative framework for takeover bids in Canada continues to raise the following concerns for shareholders of the Corporation:

  Time – Canadian securities laws permit a takeover bid to expire 35 days after it is initiated. The Board of Directors of the Corporation is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and make a reasoned and unhurried decision as well as permit directors to evaluate a takeover bid, explore, develop and pursue alternatives which it believes are preferable to the takeover bid or which could maximize shareholder value, and make reasoned recommendations to the shareholders.

  Pressure to Tender - A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted Common Shares. This is particularly so in the case of a partial takeover bid for less than all of the Common Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Amended and Restated Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular takeover bid.

  Unequal Treatment: Full Value - While existing Canadian securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of Common Shares at a premium to market price which premium is not shared with the other shareholders or through a partial bid that may be oppressive to the shareholders of the Corporation. In addition, a person may slowly accumulate Common Shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Summary

The following is a summary of the principal terms of the Amended and Restated Rights Plan for the Corporation which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan. A shareholder or any other interested party may obtain a copy of the Amended and Restated Rights Plan by contacting the Corporate Secretary, 161 Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6; telephone (819) 797-2465; fax (819) 797-0166, by consulting the Web Site SEDAR at www.sedar.com or by consulting the Corporation’s Web Site at www.richmont-mines.com.

The terms of the Amended and Restated Rights Plan conform to the terms of plans now in place in many other Canadian public companies.

Effective Date

The effective date of the Amended and Restated Rights Plan is March 28, 2011 (the “Effective Date”).

Term

If the Amended and Restated Rights Plan is approved at the Meeting, it will then be in effect until the end of the annual meeting of shareholders of the Corporation to be held in 2017 unless the Amended and Restated Rights Plan is reconfirmed at that meeting by the shareholders. If the Amended and Restated Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third annual meeting. If it is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, it expires ten years after the Effective Date, at which time a new plan can be adopted.

Issue of Rights

On the Effective Date, one Right was issued and attached to each Common Share outstanding of the Corporation and will be issued and attached to each Common Share of the Corporation subsequently issued.

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a takeover bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Amended and Restated Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person) will permit the purchase by holders of Rights, other than an Acquiring Person, of Common Shares at a 50% discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of the Corporation on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

  the takeover bid must be made by way of a takeover bid circular;

  the takeover bid must be made to all shareholders of the Corporation as registered on the books of the Corporation, other than the Offeror; the takeover bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares of the Corporation held by shareholders, other than the Offeror, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the takeover bid and not withdrawn; and

  if more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the Offeror must make a public announcement of that fact and the takeover bid must remain open for deposits of Common Shares for not less than 10 business days from the date of such public announcement.

The Amended and Restated Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Amended and Restated Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the takeover bid is made by a takeover bid circular to all holders of Common Shares of the Corporation. When the Board of Directors exercises the waiver power for one takeover bid, the waiver will also apply to any other takeover bid for the Corporation made by a takeover bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Amended and Restated Rights Plan has been waived. Additionally, the Board of Directors, acting in good faith, may waive the application of the Amended and Restated Rights Plan for any Flip-in Event by written notice delivered to the Rights Agent (as such term is defined in the Amended and Restated Rights Plan).

Redemption

The Board of Directors with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per share. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

Prior to the Meeting Time, the Board of Directors may make any changes to the Amended and Restated Rights Plan which the Board of Directors acting in good faith may deem necessary or desirable without the approval of any holders of Rights or Common Shares. After the Meeting, the Board of Directors may amend the Amended and Restated Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Amended and Restated Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Amended and Restated Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring 20% or more of the Common Shares of the Corporation are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Approval of the Directors

The directors of the Corporation have unanimously adopted and approved the renewal of the Amended and Restated Rights Plan. In renewing the Amended and Restated Rights Plan, the directors concluded, for the reasons discussed above, that it was in the best interests of the Corporation and the shareholders to do so.

The directors unanimously recommend that shareholders approve the renewal of the Amended and Restated Rights Plan by voting FOR the Rights Plan Resolution at the meeting.

The directors believe that the Amended and Restated Rights Plan preserves the fair treatment of shareholders of the Corporation, is consistent with Canadian’s corporate practice and addresses institutional investor guidelines.

Shareholder Approval

The Amended and Restated Rights Plan is subject to confirmation and approval by the shareholders of the Corporation at the Meeting, failing which the Amended and Restated Rights Plan will terminate, all outstanding Rights (as defined in the Summary) will be null and void and the Corporation will no longer have any form of shareholder rights plan. The Rights Plan Resolution must be passed by a simple majority of votes at the Meeting:

“BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS:

1.

THAT the Amended and Restated Shareholder Rights Plan adopted by the Board of Directors of Richmont Mines Inc. (the “Corporation”) on March 28, 2011 on the terms of the Amended and Restated Shareholder Rights Plan dated as of March 28, 2011 between the Corporation and Computershare Investor Services Inc., as Rights Agent, and all Rights issued pursuant to such Plan, are hereby renewed, for a period ending on the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017; and

2.

THAT any one director or officer be, and each of them is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver or cause to be delivered all such documents, and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this resolution.”

Unless specified in the form of proxy that shares represented by the proxy shall be voted against, the persons whose names are printed on the proxy form will vote FOR the Rights Plan Resolution.

13.	CORPORATE GOVERNANCE

Corporate Governance Practices

Board of Directors

The Board of Directors is comprised of six directors, the majority of which are independent as defined by Regulation 58-101 respecting Disclosure of Corporation Governance Practices (“Regulation 58-101”). A Director is considered to be independent only once the Board of Directors has determined that he or she does not have any material relationship, directly or indirectly, with the Corporation or any of its affiliates. According to the Regulation 52-110 respecting audit committees, a material relationship exists when the relationship could reasonably cause the independent judgment of a director to be effected. The independent directors within the meaning of Regulation 58-101 are René Marion, Elaine Ellingham, James Gill and Michael Pesner. H. Greg Chamandy is not considered to be independent as he performs certain management tasks, and is eligible to receive annual compensation and could receive a bonus, the latter of which is directly linked with the Corporation’s performance. Mr. Paul Carmel is not considered to be independent as he is the President and CEO of Richmont Mines Inc.

Following a recommendation by the Corporate Governance and Nominating Committee on November 1st, 2010, the Board of Directors determined that its independent members would meet for a period of time during each regular directors meeting, without the Corporation’s management and non-independent members being present. Therefore, between January 1, 2013 and March 27, 2014, a total of 17 regular Board of Directors meetings took place, during which the independent members successfully met without management and non-independent members being present.

As the Executive Chairman of the Board of Directors is not considered to be independent, the Board of Directors named Elaine Ellingham as the Lead Director on November 1, 2010. In this role, she is responsible for ensuring that the Board remains independent of management, for studying the comments and requests made by the independent directors, and for presiding over the meetings held by the independent directors without management and non-independent directors being present, and subsequently for outlining their deliberations to the Board of Directors.

The following table shows the meeting attendance of each director between January 1st, 2013 and March 27, 2014.

Corporate
			Human Resources	Governance and	Environmental,
	Board of	Audit	and Compensation	Nominating	Health and Safety
	Directors	Committee	Committee	Committee	Committee
Director	Meetings	Meetings	Meetings	Meetings	Meetings
H. Greg Chamandy	17 of 17	n/a	n/a	1 of 1	n/a
Eberhard Scherkus(1)	12 of 12	5 of 5	n/a	n/a	3 of 3
Paul Carmel	17 of 17	n/a	n/a	n/a	2 of 2
Elaine Ellingham	17 of 17	1 of 1	4 of 4	2 of 2	4 of 4
Réjean Houle(2)	11 of 12	n/a	1 of 1	n/a	3 of 3
Sam Minzberg(3)	6 of 8	5 of 5	1 of 1	n/a	n/a
Michael Pesner	17 of 17	8 of 8	4 of 4	2 of 2	n/a
René Marion(4)	5 of 5	3 of 3	n/a	1 of 1	2 of 2
James Gill(5)	4 of 4	2 of 2	2 of 2	n/a	1 of 1

Notes:

1)	Mr. Scherkus resigned on October 1, 2013. The table above indicates the number of meetings attended between January 1, 2013 and October 1, 2013.
2)	Mr. Houle resigned on October 21, 2013. The table above indicates the number of meetings attended between January 1, 2013 and October 21, 2013.
3)	Mr. Minzberg resigned on August 1, 2013. The table above indicates the number of meetings attended between January 1, 2013 and August 1, 2013.
4)	Mr. Marion commenced his position on November 6, 2013. The table above indicates the number of meeting attended between November 6, 2013 and March 27, 2014.
5)	Mr. Gill commenced his position as a Director of the Corporation on December 6, 2013. The table above indicates the number of meetings attended between December 6, 2013 and March 27, 2014.

Certain directors and nominees for election as directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director and nominee for election as director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers
H. Greg Chamandy	Lime Hill Capital Corporation and Liquid Nutrition Group Inc.
James Gill	Thundermin Resources Inc., TriAusMin Ltd.
Michael Pesner	Quest Rare Minerals Ltd., Bitumen Capital Inc., Unite Capital Corp., Alexandria Minerals Corporation, Le Château Inc. and Liquid Nutrition Group Inc.
René Marion	Guyana Goldfields Inc. and Temex Resources Corp.
Elaine Ellingham	Aurania Resources Ltd. and Williams Creek Gold Limited

Mandate of the Board of Directors

The Board of Directors is responsible for the general management of the Corporation, and each director must act in the best interests of the Corporation and its shareholders. The Board appoints the members of the senior executive team, advises them and oversees their performance. In addition to generally overseeing the management and commercial affairs of the Corporation, the Board is also responsible for:

(i)	ensuring, whenever possible, that the President and Chief Executive Officer and the other executive officers are honest and create a culture of integrity throughout the organization;

(ii)	collaborating with the Corporation’s management to define the Corporation’s mission and long-term strategy, particularly taking into account the opportunities and risks of the business;

(iii)	defining the principal risks of the Corporation’s activities and ensuring the implementation of appropriate systems to manage these risks;

(iv)	planning succession, particularly with regards to appointing or reconfirming the executive officers in their positions;

(v)	adopting a code of conduct for the Corporation, amending it as needed, and enforcing it and interpreting it, as the case may be;

(vi)	adopting a communications policy for the Corporation and controlling its application;

(vii)	ensuring that the Corporation’s internal control systems are in place and effective; and

(viii)	developing the Corporation’s vision in matters of governance, particularly by means of governance guidelines adopted by the Corporation.

The Board may discharge its responsibilities directly or indirectly through one of its committees, subject to applicable law.

Position Description

The Board of Directors established a written description of the roles of Executive Chairman of the Board of Directors and President and Chief Executive Officer. In addition, each committee has a charter that outlines both the duties of the committee and those of its chairman.

In general, the chairman of each Board sub-committee must assume leadership of the said committee and must ensure that the committee carries out its functions in an effective manner. Furthermore, the chairman of each sub-committee must preside over every meeting of his or her sub-committee, must ensure that the sub-committee has all documents necessary to make decisions, and must provide the Board of Directors with an appropriate synopsis of his or her sub-committee’s deliberations.

Orientation and Continuing Education

The Corporation does not offer a formal orientation and education program for new directors. Each new director meets with the Executive Chairman of the Board and the President and Chief Executive Officer of the Corporation to familiarize himself or herself with the Corporation’s activities. New directors also have the opportunity to familiarize themselves with the Corporation by speaking to other directors, by reading documents provided by the officers (policies, Code of Business Conduct and Ethics, reports, etc) and by visiting various mining sites.

During every quarterly Board of Directors meeting, directors are given a thorough presentation detailing the performance of the Corporation’s operations and mining sites over the 3 month period, during which they may ask questions or obtain additional details if he or she wishes. In addition, if appropriate or should the directors request it, a presentation may be given to the directors detailing the method by which the Corporation calculates its Reserves and Resources. Equally, when appropriate and judged necessary and useful by the Corporation, a director may take a course or enroll in training sessions pertinent to their role, and the Corporation will reimburse any reasonable costs associated with this training. It has also been the practice of the Corporation (when feasible) to have one of its Board meetings at one of the mine sites with the goal of enhancing director’s knowledge of the Corporation’s operations.

When considered necessary or advisable, the Executive Chairman of the Board and the President and Chief Executive Officer will provide directors with information regarding topics of interest to the directors, such as fiduciary duties, continuous disclosure obligations and International Financial Reporting Standards.

Ethical Business Conduct

The Board has a Code of Ethics for individuals responsible for financial information, including the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, the Financial Director, the Executive Vice-President and Chief Operating Officer and any other person performing functions that are connected to the objective of the Code of Ethics for Financial Reporting Individuals. The Code of Ethics for Financial Reporting Individuals, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all associated employees every year. A copy of such code may be obtained by making a request to the Corporate Secretary of the Corporation. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. The Corporation similarly has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating by email, mail or telephone, confidentially with an appointed Director. A memo was sent to all employees of the Corporation explaining this procedure. A memo was sent to inform employees of new coordinates of the new appointed Director. Furthermore, no director may participate in any Board discussion regarding a matter in which he has a conflict of interest, and may not vote on any such matter. Copies of the Business Conduct and Ethics Code and the Code of Ethics for Financial Reporting Individuals are available on SEDAR at www.sedar.com.

Nomination of Directors

The Corporate Governance and Nominating Committee has the responsibility for identifying new candidates for Board nomination. Comprised of all independent directors, the Corporate Governance and Nominating Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

When candidates are needed, the Corporate Governance and Nominating Committee looks for candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. Directors and members of senior management may recommend a candidate to the Corporate Governance and Nominating Committee if he or she believes that the individual possesses the required abilities to successfully perform the duties of a director. The Corporate Governance and Nominating Committee is responsible for conducting an interview with the candidate, from which it will form recommendations that will then be given to the Board of Directors.

Human Resources and Compensation Committee

The Board has a Human Resources and Compensation Committee composed entirely of independent directors (Composition is described in Part VIII of the Corporation’s Annual Information Form). The Human Resources and Compensation Committee meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The Human Resources and Compensation Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations and favors giving key personnel competitive compensation in order to keep them with the Corporation.

Each member of the Human Resources and Compensation Committee has been in a senior leadership position in various organizations, and in those capacities obtained direct experience relevant to executive compensation, and has the skills and experience that enable the Human Resources and Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Corporate Governance and Nominating Committee

The Board has a Corporate Governance and Nominating Committee, which meets at least once a year. Since May 9, 2013, the Corporate Governance and Nominating Committee has been composed entirely of independent directors. As of November 6, 2013, the Committee is composed of Elaine Ellingham, Michael Pesner and René Marion, all of whom are independent directors. Prior to May 9, 2013, the executive Chairman was a member of this Committee. Mr. Réjean Houle, an independent director, was a member of this Committee between May 9, 2013 and his resignation October 21, 2013. The Corporate Governance and Nominating Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Corporate Governance and Nominating Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

Audit Committee

The Board has an Audit Committee and at year end it was composed of Michael Pesner, René Marion and James Gill, all are independent directors. The information on the Audit Committee is presented in Part VIII of the Corporation’s Annual Information Form for the year ended December 31, 2013, a copy of which is available on SEDAR at www.sedar.com.

Environmental, Health and Safety Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. At year end, 2013, the Environmental, Health and Safety Committee was composed of René Marion, James Gill and Paul Carmel. Previously, Elaine Ellingham and Réjean Houle were members of the Committee. The Environmental, Health and Safety Committee is responsible for evaluating whether the Corporation’s current environmental, health and safety practices are appropriate, for ensuring that these practices are standardized across all of the Corporation’s divisions, and for making recommendations when appropriate. The Chairman of the Environmental, Health and Safety Committee is responsible for providing the Board of Directors with an account of the Environmental, Health and Safety Committee.

Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. As part of this process, each director completes a detailed questionnaire which requires them to assess the performance of the Board, and to complete a self-evaluation. The questionnaire requires input on the role, responsibilities and effectiveness of the Board, its membership, the conduct of meetings, and any improvements that could be made to enhance its effectiveness. The results of the evaluations are then reviewed by the Corporate Governance and Nominating Committee, which reports to the full Board.

14.	OTHER BUSINESS

Management of the Corporation is not aware of any amendments or changes to the matters identified in the Notice of Meeting, nor of any other matters that may be properly brought before the meeting, other than those identified in the Notice. However, if such amendments, changes, or other matters should be properly brought before the Meeting, the enclosed proxy form confers discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

15.	ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR Web Site (www.sedar.com). Financial information concerning the Corporation is included in its annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2013. Shareholders who wish to obtain a copy of the consolidated financial statements, the MD&A or the Annual Information Form may do so without charge by contacting the Corporation as follows:

By Internet:	www.richmont-mines.com
By e-mail:	info@richmont-mines.com
By phone:	514 397-1410 ext. 101
By fax:	514 397-8620
By mail:	Investor Relations
c/o Jennifer Aitken
Richmont Mines Inc.
1501 McGill College Avenue, Suite 2920
Montreal, Quebec H3A 3M8

16.	APPROVAL

The content and the distribution of this management information circular to the shareholders of the Corporation have been approved by the Board of Directors.

Dated this 7th day of April, 2014.

/s/ Mélissa Tardif
Mélissa Tardif
Corporate Secretary

www.richmont-mines.com